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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

November 14, 2016

VIA EDGAR
==========
Mr. Jeffrey Foor
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Griffin Institutional Access Real Estate Fund
(File Nos. 333-193637 and 811-22933)

Dear Mr. Foor:
At your request, we are submitting this letter on behalf of our client, Griffin Institutional Access Real Estate Fund (the "Trust," “Fund” or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system. The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned on November 7, 2016, in connection with the review conducted by the Staff of the 486(a) filing filed with the SEC by the Trust on September 19, 2016.
Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please add class identifiers on the Edgar system.
Response. The Registrant notes that class identifiers appear to be unavailable on the Edgar system for Form N-2 filers.
2.
Comment. Please confirm that that in connection with the reimbursement of expenses waived under the expense reimbursement agreement, the adviser will recapture the lesser of the cap in place at the time of the waiver versus the cap in place at the time of recapture.

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Mr. Jeffrey Foor
Securities and Exchange Commission
November 14, 2016

Response. The Registrant represents that the adviser will recapture the lesser of the cap in place at the time of the waiver versus the cap in place at the time of recapture.
3.	Comment. In the Class M prospectus, please revise the reference to four classes to five classes.
Response. The disclosure has been revised as requested.
4.	Comment. Please confirm that the waiver will be in effect for at least one year.
Response. The Registrant confirms that the waiver will be in effect at least until November 30, 2017.
5.	Comment. Please update the financial highlights.
Response. The updated prospectuses include the semi-annual financial highlights.
6.	Comment. Please confirm for the Class C financial highlights, that the total return is accurate given the decrease in net asset value.
Response. The positive total return includes the return of capital.
7.	Comment. Please add disclosure regarding use of leverage by the Fund.
Response. The disclosure has been revised as requested.
8.	Comment. Please remove the reference to footnote 2 in the other expenses line in the summary of fund expenses table.
Response. The disclosure has been revised as requested.
9.	Comment. For the Class L prospectus, please confirm that the other expenses line in the summary of fund expenses table is accurate.
Response. The other expenses line in the expenses table has been corrected.
10.	Comment. Please consider adding additional disclosure on page 54 regarding the investor’s responsibility regarding sales loads to include financial intermediaries’ responsibility.
Response. The disclosure has been revised as requested.
11.
Comment. With respect to the Fund’s fundamental policy regarding concentration in the SAI, please confirm that the Fund will use reasonable efforts to look through the investments of its underlying funds.

Mr. Jeffrey Foor
Securities and Exchange Commission
November 14, 2016

Response. That Registrant confirms that, with respect to its concentration policy, that the Fund will use reasonable efforts to look through the investments of its underlying funds.
12.	Comment. With respect to the involuntary repurchases disclosure, please add language that the Fund’s policies will be consistent with Rule 23c-3 and the Declaration of Trust.
Response. The disclosure has been revised as requested.
* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis